

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 23, 2018

Wenfa Sun
President and Chief Executive Officer
CAT9 Group Inc.
Yudong Miaoshitai #46-9, Bana District
Chongqing, China 401321

> **Re: CAT9 Group Inc.**
> **Registration Statement on Form S-1**
> **Filed December 26, 2017**
> **File No. 333-222288**

Dear Mr. Sun:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. You state here that you may utilize the services of a broker for your self-underwritten offering. Clarify what services the broker will perform in your offering.   Also, reconcile this disclosure with your plan of distribution, where you state that you will not offer your shares for sale through any underwriters, dealers, agents, or anyone who may receive compensation.

2. You state your intention to have your common stock quoted on the OTC Pink Sheets operated by OTC Markets Group, Inc. *and* the Over the Counter Bulletin Board. Clarify why you intend to be quoted on both quotation systems and, in doing so, highlight the fact that they have different eligibility requirements.

Incorporation of Certain Documents by Reference, page 9

3. We note that you incorporate by reference to financial statements contained in your periodic reports. It does not appear that you are eligible to incorporate such filings by reference because you were a shell company within the last three years, as you acknowledge on page 5. Please revise your disclosure accordingly. In this regard, we refer you to General Instruction VII.D.1.(b) of Form S-1.

Risk Factors, page 14

Increase Chinese government regulation…, page 15

4. You state here that there are presently no significant Chinese government regulations of the health claims made by the participants of the acer truncatum business of their products.   Here or in an appropriate place in your prospectus, clarify what regulations, even if not significant, apply to your acer truncatum business. Clarify, if true, that no Chinese government regulations restrict or regulate the claims you make regarding the various health benefits of your acer truncatum products.

Description of Business, page 42

5. Please revise this section to clarify and better describe the status of your current operations and your proposed business operations. We understand that you have suspended your food and machinery sales business in favor of growing, harvesting and the production of edible oil, however, it is not clear whether you have begun generating revenues or incurring costs in your new line of business and to what extent the revenues you have disclosed to date are from your old or your new business.   In this regard, if you are not yet producing and selling edible oil, please indicate as much with each picture of your products. Also, include disclosure, as appropriate, with the other pictures included in your prospectus to place the picture in the context of your actual present business operations.

Products and Markets, page 42

6. Disclose the basis for your assertion that nervonic acid "is known to be beneficial to memory related brain health, anti-aging, blood lipid regulation, and anti-fatigue symptoms." Disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. In this regard, you state on page 14 that the benefits are claimed by studies. Elaborate upon the nature of these studies and whether you or a third party commissioned such studies.

Exhibits, page 66

7. We note your discussion at the bottom of page 6 concerning land leases and the agreements being filed as exhibits to certain filed Form 8-Ks. Please provide a brief

       description of each lease and a cross reference to the appropriate Form 8-K in your exhibits index.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products